Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

2018 – 2019 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

AND

(2) NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A notice convening the EGM to be held at 2:30 p.m. on Wednesday, 20 December 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at the EGM or any adjournment thereof if you so wish.

26 October 2017

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“2018-2019 Finance and Lease Service Framework Agreement”	the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA International on 17 October 2017, pursuant to which CSA International agreed to (i) provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment; and (ii) provide operating lease service to the Company in relation to the certain aircraft and engines for the period from 1 January 2018 to 31 December 2019 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“2017 Aircraft Finance Lease Framework Agreement”	the aircraft finance lease framework agreement entered into between the Company and CSA International on 26 May 2017, pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to the certain aircraft introduced by the Company for the period from 1 July 2017 to 31 December 2017 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“A321 Finance Lease”	the finance lease of one Airbus A321 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017

“A330 Finance Lease”	the finance lease of one Airbus A330-300 aircraft entered into by the Company pursuant to a finance lease agreement dated 27 April 2017 as disclosed in the announcement of the Company dated 27 April 2017

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“Airbus S.A.S.”	Airbus S.A.S., a company incorporated under the laws of France

“Aircraft Related Assets”	helicopter, simulator and engines

“Aviation Related Equipment”	the aviation materials and special equipment (including special vehicles, the equipment for transport handling, security check, communication navigation, flight training, maintenance and testing, and process equipment, etc.)

“Announcement”	the announcement of the Company dated 17 October 2017 in relation to the Proposed Transactions

DEFINITIONS

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

“Board”	the board of Directors

“Boeing Company”	Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSA International”	CSA International Finance Leasing Co., Ltd.* (南航國際融資租賃 有限公司), a company incorporated in the PRC with limited liability, and is wholly owned by CSAHC through itself and Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC as at the Latest Practicable Date

“CSA Leasing Company”	Guangzhou Nansha CSA Tianru Leasing Co., Ltd.* (廣州南沙南航 天如租賃有限公司), a company incorporated in the Guangzhou Nansha Free Trade Zone of the PRC, and is a wholly owned subsidiary of CSA International as at the Latest Practicable Date

“Delivery Date”	the dates on which the Lessor(s) delivers the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment to the Company pursuant to the respective Finance Lease Agreement

“Directors”	directors of the Company

“EGM”	the 2017 second extraordinary general meeting of the Company to be convened on 20 December 2017, to consider, and if thought fit, approve, among other things, the 2018-2019 Finance and Lease Service Framework Agreement

“Finance Lease Agreements”	the individual finance lease agreements in relation to the finance lease of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment to be entered into by the Company pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

DEFINITIONS

“Finance Lease Transactions”	the finance lease of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Independent Board Committee”	the independent committee of the Board, comprising independent non-executive Directors, established for the purpose of considering the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder, and to advise the Independent Shareholders on the same

“Independent Financial Adviser” or “Challenge Capital”	Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder

“Independent Shareholders”	the Shareholders other than CSAHC and its associates

“Latest Practicable Date”	23 October 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Leased Aircraft”	the aircraft scheduled to be introduced by the Company during the period from 1 January 2018 to 31 December 2019, and to be entered into the finance lease in respect of the Proposed Transactions

“Leased Aircraft Related Assets”	the Aircraft Related Assets scheduled to be introduced by the Company during the period from 1 January 2018 to 31 December 2019, and to be entered into the finance lease in respect of the Proposed Transactions

“Leased Aviation Related Equipment”	the Aviation Related Equipment scheduled to be introduced by the Company during the period from 1 January 2018 to 31 December 2019, and to be entered into the finance lease in respect of the Proposed Transactions

DEFINITIONS

“Lessee(s)”	The Company (including the wholly-owned or holding subsidiaries of the Company)

“Lessor(s)”	CSA International or wholly-owned subsidiaries of CSA International which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Operating Lease Agreements”	the individual operating lease agreements in relation to the operating lease of certain aircraft and engines to be entered into by the Company pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“Operating Lease Transactions”	the operating lease of the certain aircraft and engines pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“PBOC”	the People’s Bank of China

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Proposed Transactions”	collectively, the Finance Lease Transactions and Operating Lease Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United States dollars, the lawful currency of the United States of America

* For identification purpose only

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Yuan Xin An	12 Yuyan Street, Huangpu District
Yang Li Hua	Guangzhou
PRC 510530
Executive Directors
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

26 October 2017

To the Shareholders

Dear Sir or Madam,

(1) MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

2018 – 2019 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

AND

(2) NOTICE OF EGM

1.	INTRODUCTION

Reference is made to the Announcement dated 17 October 2017 in relation to the Proposed Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The purpose of this circular is, among other things, (i) to provide you with more information in relation to the 2018-2019 Finance and Lease Service Framework Agreement and the Proposed Transactions contemplated thereunder; and (ii) to give you notice of the EGM to enable you to make an informed decision on whether to vote for or against the resolution in relation to the Proposed Transactions at the EGM.

LETTER FROM THE BOARD

2.	2018-2019 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

(1)	General Terms

Date	:	17 October 2017

Lessor(s)	:	CSA International or wholly-owned subsidiaries of CSA International which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of the Proposed Transactions

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company)

Effective term	:	From 1 January 2018 to 31 December 2019

Effectiveness and conditions	:	The 2018-2019 Finance and Lease Service Framework Agreement is effective upon execution by the parties and approval of the 2018-2019 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the EGM.

(2)	Finance Lease Transactions

The major terms of the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Finance Lease Transactions	:	The Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2018 to 31 December 2019, subject to adjustment from time to time.

The number of the Leased Aircraft will not be more than 41 and 46 for the two years ending 31 December 2018 and 31 December 2019, respectively.

LETTER FROM THE BOARD

The Company has signed aircraft purchase agreements with Airbus S.A.S. and Boeing Company in relation to the Leased Aircraft, which agreements have been negotiated and agreed independently and separately and has fulfilled the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

As for the Aircraft Related Assets and the Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment)

Rental fee/Interest rate	:	The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

LETTER FROM THE BOARD

The rental fee, of which the principal portion is measured according to the equal-principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average-principal-plus-interests (average instalment for all the principal and interests) standard, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder.

Prerequisites	:	The Company may mandate the finance lease arrangements for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment to CSA International depending on the following prerequisites:

(1)	the stable operation of CSA International which has satisfied that (i) the registered capital of CSA International has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transactions; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA International’s qualification and ability in engaging in large-scale aircraft, Aircraft Related Assets and Aviation Related Equipment finance lease transactions;

(2)	the comprehensive costs (including the relevant rental fee plus handling fee with deducting other costs which would be saved according to favourable conditions such as deductible value added tax) regarding the financing proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes; and

LETTER FROM THE BOARD

(3)	the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax, and the handling fee being lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs.

Handling fee	:	The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price for such subject matter.

Implementation Agreements	:	To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2018-2019 Finance and Lease Service Framework Agreement.

The lease period of the subject matter under the 2018-2019 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft and Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 10 to 12 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be 5 years.

LETTER FROM THE BOARD

In addition, the handling fee in respect of the Leased Aircraft under the Finance Lease Transactions is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As the Aircraft Related Assets have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Aircraft Related Assets under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of 1.5% is determined after taking into account the relatively more complicated handling procedures due to the relatively larger handling volumes of certain equipment under the Aviation Related Equipment. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above under the item “Prerequisites”.

(3)	Operating Lease Transactions

The major terms of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft and engines in the Company’s introduction plan through operating lease from 1 January 2018 to 31 December 2019.

Rental fee	:	The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of operating lease of aircraft and engines satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft and/or engines.

Prerequisites	:	The Company may mandate the operating lease arrangement for the aircraft and engines depending on the following prerequisites:

(1)	the aircraft or engines under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

LETTER FROM THE BOARD

(2)	the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes, with reference to the similar model and similar age for the aircraft in the domestic market and the similar model for the engines in domestic market.

Ownership	:	During the lease period, the Lessor(s) have ownerships of the aircraft and engines and the Lessee(s) have the rights to use the aircraft and engines. Upon the expiry of the lease period, the Lessee(s) should return the aircraft and engines to the Lessor(s).

Implementation Agreements	:	To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft and engines, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2018-2019 Finance and Lease Service Framework Agreement.

In relation to the pricing policy, the Company will obtain and review (i) at least three proposals from independent third parties regarding the finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties; and (ii) at least three proposals from independent third parties regarding operating lease of aircraft and engines and determine if the rental fee comprehensive costs provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties. For the detailed internal control measures for the Company’s pricing policy, please refer to the below section headed “Internal Control and Risk Management Measures”.

3.	INFORMATION ABOUT THE PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

LETTER FROM THE BOARD

CSA International

CSA International is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

4.	HISTORICAL TRANSACTION AMOUNTS AND PROPOSED ANNUAL CAP

(1)	Finance Lease Transactions

CSA International was established in July 2016. The Company previously conducted transactions in relation to finance leasing with CSA Leasing Company in 2017, namely the A321 Finance Lease, A330 Finance Lease and the transactions under the 2017 Aircraft Finance Lease Framework Agreement. The cap on an annual basis for the finance lease transactions under A321 Finance Lease, A330 Finance Lease and 2017 Aircraft Finance Lease Framework Agreement is US$1,309.1 million (or the equivalent amount in RMB) for the year ending 31 December 2017. As at the Latest Practicable Date, the total amounts payable under the A321 Finance Lease, A330 Finance Lease and 2017 Aircraft Finance Lease Framework Agreement were expected to be not more than approximately US$841.15 million (or the equivalent amount in RMB).

As for the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement, the total fee payable is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Finance Lease Transactions equals to the sum of the principal and the interest payable under each Finance Lease Agreement for the entire lease period for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment.

In arriving the proposed cap (including the calculation of the proposed total interests payable under the Finance Lease Transactions), (i) considering the lease period for the each of the Leased Aircraft and Leased Aircraft Related Assets would be 10 to 12 years as disclosed above, the Company adopted the prevailing benchmark interest rate i.e. 4.9%, which is the benchmark interest rate for RMB loan for over 5 years set by the PBOC (the “PBOC 5 Years Benchmark Rate”) for the calculation; and (ii) considering the lease period for the each of the Leased Aviation Related Equipment would be 5 years as disclosed above, the Company adopted the prevailing benchmark interest rate i.e. 4.75%, which is the benchmark interest rate for RMB loan for 1-5 years set by the PBOC (the “PBOC 1-5 Years Benchmark Rate”, together with the PBOC 5 Years Benchmark Rate, the “PBOC Benchmark Rates”).

When the Company entering into the separate Finance Lease Agreement for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the actual interest rate will be set at a premium or discount with a fix percentage to the PBOC Benchmark Rates. During the term of the Finance Lease Agreement(s), if the PBOC Benchmark Rates is adjusted by the People’s Bank of China, the interest rate for the Finance Lease Transactions shall be adjusted accordingly in the same direction. Based on the previous proposals received by the Company from the independent third parties, the interest rate for each of the Leased Aircraft usually would not be higher than the PBOC 5 Years Benchmark Rate.

LETTER FROM THE BOARD

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rates in arriving the proposed total interest payable under the Finance Lease Transactions for the determination of the proposed cap, after considering that the PBOC Benchmark Rates is commonly adopted in finance lease transactions in the PRC especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

The Company will monitor the proposed cap as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed cap for the Finance Lease Transactions, the Company may choose to reduce the transaction volume with CSA International (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed cap would be exceeded.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft (excluding helicopter) finance lease transactions shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the Company’s introduction plan from 2018 to 2019; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed 75% of all the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2018 to 2019; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2018 to 2019, the proposed transaction amount under the Finance Lease Transactions is set out as below:

		Units: US$ in millions

Transaction period	For the year ending 31 December 2018	For the year ending 31 December 2019

Total rental fee (including principal and interest)	2,600	3,100
Handling fee	21	26
Proposed total transaction amount	2,621	3,126

(2)	Operating Lease Transactions

In arriving the proposed cap under Operating Lease Transactions, the Company considered the aircraft and engines to be introduced based on the Company’s introduction plan for 2018 and 2019 and their estimated monthly rental fee. For aircraft, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft of similar model and age. For engines, as the Company expects the Operating Lease Transactions will only involve one model of engine, the Company used the previous rental fee for same model of engine to calculate the cap. Considering the above, the proposed maximum annual rental fee under the Operating Lease Transactions is set out as below:

LETTER FROM THE BOARD

		Units: US$ in millions

Transaction period	For the year ending 31 December 2018	For the year ending 31 December 2019

Total rental fee	150	240

5.	REASONS FOR ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Entering into the 2018-2019 Finance and Lease Service Framework Agreement will broaden financing channels for the aircraft, Aircraft Related Assets and Aviation Related Equipment and also increase the fleet through operating lease to satisfy the business development need of the Company and the industry growth. The finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment would provide more flexibility for the financing channels in respect of the same to be introduced by the Group and have less impact on the cash flow of the Group. The operating lease of aircraft and engines would also provide the flexibility for the Group on the arrangement of its fleet.

The Company is of the view that it is beneficial for the Group to enter into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International after considering alternative financing options.

Firstly, based on (i) CSA International with the paid-up registered capital of RMB 1 billion is a wholly-owned subsidiary of CSAHC, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission; (ii) the credit lines offered by the banks to CSAHC can be also used by CSA International; (iii) over 20 banks including the state-owned banks has negotiated with CSA International on the provision of financing to CSA International; and (iv) CSA International is incorporated in Guangzhou Nansha Free Trade Zone and therefore CSA International can enjoy the favourable financial policy with the support of local government authorities, CSA International has a strong capital strength to ensure adequate funding, with the qualification and ability to conduct the large-scale aircraft, the Aircraft Related Assets and the Aviation Related Equipment finance lease transactions. In addition, it also showed that CSA International’s capability to conduct the operating lease transactions.

Secondly, the business team of CSA International has a wealth of experience in the field of aircraft leasing and it has well known on the business needs of the Group, therefore the business communication between the Company and CSA International would be more smoothly, and it is easier to achieve a mutual understanding with the principle of maximizing both parties’ benefits in the agreement negotiation stage. In addition, the experience of the business team of CSA International can also help the Group to optimize the fleet structure through Operating Lease Transactions.

LETTER FROM THE BOARD

Thirdly, the Proposed Transactions between the Company and CSA International will be based on the normal commercial terms and in the principle of market-driven. Upon reviewing and evaluating the financial proposals submitted from independent third parties, whether the Company may finally mandate the finance lease and operating lease to CSA International depends on the prerequisites as stated in the above section headed “2018-2019 Finance and Lease Service Framework Agreement”.

According to the arrangement under the 2018-2019 Finance and Lease Service Framework Agreement, CSA International itself or it has incorporated or will incorporate wholly-owned subsidiaries in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions.

As for the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. The respective handling fee for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment would also be lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs. Through adopting the finance lease arrangement provided by CSA International under the Finance Lease Transactions, the maximum savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated as follows:

		Units: US$ in millions

Transaction period	For the year ending 31 December 2018	For the year ending 31 December 2019

The maximum savable financing costs under the Finance Lease Transactions	59.14	74.21

In April 2017, the Group introduced one Airbus A321 aircraft and one Airbus A330-300 aircraft under the A321 Finance Lease and the A330 Finance Lease, respectively, by adopting the finance lease arrangement provided by CSA Leasing Company. After deducting the handling fee payable to CSA Leasing Company, the Company would save financing costs of approximately US$5 million (which is equivalent to approximately RMB33 million) as compared to the secured loan with the same interest rates.

As at the Latest Practicable Date, the Group also introduced 8 aircraft under the 2017 Aircraft Finance Lease Framework Agreement by adopting the finance lease arrangement provided by CSA International. After deducting the handling fee payable to CSA International, the Company would save financing costs of approximately US$14.09 million (which is equivalent to approximately RMB93 million) as compared to the secured loan with the same interest rates.

LETTER FROM THE BOARD

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the Proposed Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

6.	INTERNAL CONTROL AND RISK MANAGEMENT MEASURES

The main internal control and risk management measures of the Company are set out as follows:

(i)	2018-2019 Finance and Lease Service Framework Agreement

•	The Company has formulated and adopted specific guidelines for its aircraft financing procurement (the “Aircraft Financing Procurement Guidelines”) which stipulates the procedures on selection of lessor(s) for aircraft finance lease transactions and the criteria to be met by qualified bidders including (i) if the bidder is a domestic or overseas bank or financial institution, it should have the credit rating at Baa3 rated by Moody or BBB-rated by Standard & Poor’s or above; (ii) if the bidder is a finance lease company, the registered capital of such finance lease company should be more than RMB170 million or the equivalent amount in foreign currency; (iii) if the bidder is a finance lease company established under the approval by China Banking Regulatory Commission, it should comply with the relevant requirements of the capital adequacy ratio and customer concentration ratio; and (iv) if the bidder is a finance lease company established under the approval by Ministry of Commerce, the risk assets of such finance lease company should not be more than 10 times of its total net assets. From the previous aircraft finance lease transactions, the Company has had a pool of at least 20 qualified bidders meeting the criteria under the Aircraft Financing Procurement Guidelines. After obtaining the proposals submitted by the qualified bidders, a project review committee of the Company comprising members from the Finance Division and the Law & Standards Division of the Company will be formed to review and assess the proposals. In general, three steps, namely preliminary review, second negotiation review and service provider quality assessment will be involved in the review and assessment procedures by the project review committee, and the successful bidder will be determined with reference to the total scores assessed by the project review committee. Regarding the Finance Lease Transactions, if CSA International has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA International are no less favourable than those offered by independent third parties. The results of assessment by the project review committee will subsequently be reported to the senior management of the Company for final approval. In addition, the supervision department of the Company will undertake the functions of examination and supervision during the whole process to make sure the bidding and reviewing process is in compliance with the internal rules and pricing policy.

LETTER FROM THE BOARD

•	For the finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment under the Finance Lease Transactions, the Company will comply with its internal guidance, including the abovementioned Aircraft Financing Procurement Guidelines.

•	In respect of the operating lease of the aircraft and engines under the Operating Lease Transactions, the Company will comply with the internal procurement management rules, including aircraft purchase management implementation rules (provisional version) (the “Aircraft Purchase Management Implementation Rules”) which stipulate procedures for aircraft purchase by the Group (including the operating lease of aircraft). For each operating lease project, the Strategic Planning & Investment Division of the Company will lead to establish the aircraft lease implementation team comprising members from Strategic Planning & Investment Division, Finance Division, Maintenance & Engineering Division and Law & Standards Division of the Company. The aircraft lease implementation team will also formulate the project implementation plan (including but not limited to the proposal request letter and proposal evaluation plan) and form the project review committee. Afterwards, six steps, namely (i) sending out proposal request letter, (ii) evaluating proposals, (iii) reviewing the letter of intent, (iv) negotiating, submitting for approval and signing the letter of intent, (v) reviewing and negotiating the agreement, and (vi) signing the agreement, will be involved in the whole transaction process regarding the operating lease of aircraft. In particular, during the step of evaluating proposals, if CSA International has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA International are no less favourable than those offered by independent third parties. In addition, each department involved in the aircraft lease implementation team has the right to review and comment on the proposals, and they will make sure the process for Operating Lease Transactions is in compliance with the internal rules and pricing policy.

•	The Finance Division of the Company is responsible for monitoring the daily connected transactions of the Company and reporting to the audit committee of the Company and independent non-executive Directors on a quarterly basis. The Finance Division of the Company shall supervise the implementation agreements for Finance Lease Transactions and Operating Lease Transactions to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this circular and the terms of the 2018-2019 Finance and Lease Service Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the 2018-2019 Finance and Lease Service Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and

•	The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the 2018-2019 Finance and Lease Service Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

LETTER FROM THE BOARD

(ii)	General Measures

•	The internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the 2018-2019 Finance and Lease Service Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•	The Law & Standards Division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the 2018-2019 Finance and Lease Service Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the 2018-2019 Finance and Lease Service Framework Agreement;

•	The Company Secretary Bureau of the Company is responsible for regular check on the implementation of the pricing polices and proposed annual caps as set out in the 2018-2019 Finance and Lease Service Framework Agreement;

•	The independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the 2018-2019 Finance and Lease Service Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

•	The auditors of the Company will also conduct an annual review on the pricing and annual cap of the continuing connected transactions under the 2018-2019 Finance and Lease Service Framework Agreement.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the above-mentioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the 2018-2019 Finance and Lease Service Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure can ensure that the transactions contemplated under the 2018-2019 Finance and Lease Service Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

7.	IMPLICATIONS UNDER THE LISTING RULES

CSA International is a wholly owned subsidiary of CSAHC, the controlling shareholder of the Company. The Lessor(s), which are wholly-owned subsidiaries of CSA International, is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement is more than 25% but less than 100% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement is more than 0.1% but less than 5% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to the disclosure and annual review requirements under Chapter 14A of the Listing Rules.

According to the listing rules of the Shanghai Stock Exchange, the Proposed Transactions under 2018-2019 Finance and Lease Service Framework Agreement will be subject to the Shareholders’ approval, therefore the 2018-2019 Finance and Lease Service Framework Agreement will be submitted to the EGM for obtaining the approval from the Shareholders.

Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Transactions. All remaining six Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee will be established to advise the Independent Shareholders, in respect of the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder.

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares (representing approximately 50.59% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Proposed Transactions under the 2018-2019 Finance and Lease Service Framework Agreement at the EGM.

LETTER FROM THE BOARD

8.	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all five independent non-executive Directors has been formed to consider the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder so far as the Company and the Independent Shareholders are concerned as a whole. Challenge Capital Management Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of the Independent Financial Adviser, considers that the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole.

9.	PROSPECTS

In the second half of 2017, the global economy is expected to maintain a slow growth momentum. With further implementation of structural adjustment, the PRC economy will remain under great downward pressure. There are opportunities and challenges for the civil aviation industry in China. On one hand, the civil aviation market is in great demand and it is expected that the total passenger volume of the industry will maintain a growth rate of approximately 12.4%. Outbound travel will remain popular, and the number of passengers travelling outbound is expected to exceed 140 million, representing an increase of 14.8% as compared with the same period of the previous year, which is believed to reach a record high figure. Meanwhile, the exchange rates of RMB against US dollars is expected to strengthen and oil prices are anticipated to remain stable. On the other hand, the Company is also confronted with a variety of adverse factors such as increasingly severe security situation at home and abroad, acceleration of high-speed railways and increasingly intensified market competition. The Company will hold on to the safety bottom line, enhance operational efficiency through a variety of measures, insist on offering sincere services, continue to improve “China Southern e-Travel” and step up efforts in hub construction, with an aim to achieve better operating results for the year and bring greater return for our shareholders.

10.	EGM

A notice convening the EGM to be held at 2:30 p.m., Friday, 20 December 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

Whether or not you intend to be present at the EGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

11.	CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from Monday, 20 November 2017 to Wednesday, 20 December 2017, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 17 November 2017.

12.	RECOMMENDATION

The Directors believe that the resolution regarding the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder proposed for consideration and approval by the Shareholders at the EGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolution to be proposed at the EGM.

13.	ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from the Independent Board Committee as set out on pages 22 to 23 of this circular which contains its recommendation to the Shareholders as to voting at the EGM in relation to the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder; and (2) the letter from the Independent Financial Adviser as set out on pages 24 to 48 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder.

Your attention is also drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Wang Chang Shun
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Shareholders in respect of the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder, which has been prepared for the purpose of inclusion in this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

26 October 2017

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

2018 – 2019 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 26 October 2017 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder are on normal commercial terms or better, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Challenge Capital Management Limited has been appointed as the Independent Financial Adviser to advise us and the Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 5 to 21 of the Circular and the letter from the Independent Financial Adviser as set out on pages 24 to 48 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the proposed resolution to approve the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual cap thereunder at the EGM.

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Ning Xiang Dong            Liu Chang Le         Tan Jin Song         Guo Wei         Jiao Shu Ge

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from Challenge Capital Management Limited to the Independent Board Committee and the Independent Shareholders in respect of the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder, which has been prepared for the purpose of inclusion in this circular.

3/F, Kailey Tower, 16 Stanley Street, Central, Hong Kong 26 October 2017

To:	The Independent Board Committee and the Independent Shareholders of

China Southern Airlines Company Limited

Dear Sirs,

MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION IN RELATION TO

2018 – 2019 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the transactions contemplated under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 26 October 2017 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

On 17 October 2017, the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International, pursuant to which CSA International agreed to (i) provide finance lease services to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment; and (ii) provide operating lease services to the Company in relation to certain aircraft and engines, as and when the Company considers desirable, for the period from 1 January 2018 to 31 December 2019 (the “Relevant Period”) in accordance with the terms and conditions of the 2018-2019 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

CSA International is a wholly-owned subsidiary of CSAHC, the controlling Shareholder of the Company. The Lessor(s) is thus a connected person of the Company under the Listing Rules. Accordingly, the Proposed Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As one or more of the relevant applicable percentage ratios in respect of the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are higher than 25% but less than 100% on an annual basis, the Finance Lease Transactions constitute a continuing connected transaction and major transaction of the Company under the Listing Rules and is therefore subject to (i) the reporting, announcement, annual review, and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios in respect of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are higher than 0.1% but less than 5% on an annual basis, the Operating Lease Transactions constitute a continuing connected transaction of the Company under the Listing Rules and is therefore subject to the reporting, announcement, and annual review requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee comprising all five independent non-executive Directors has been formed to consider whether the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder is on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders are concerned, and in the interests of the Company and its Shareholders as a whole. We, Challenge Capital Management Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

Save for our previous two engagements as (i) the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of a discloseable and connected transaction and continuing connected transaction in relation to the financial services framework agreement as detailed in the circular of the Company dated 1 November 2016; and (ii) the independent financial adviser to the then independent board committee and independent shareholders of the Company in respect of a discloseable transaction and continuing connected transaction in relation to the aircraft finance lease framework agreement as detailed in the circular of the Company dated 29 May 2017, we have not acted, within the last two years, as an independent financial adviser or a financial adviser to the Company, CSA International, CSAHC or any of their respective associates. We are independent from and not connected with the Company, CSA International, CSAHC or any of their respective associates. Accordingly, we are considered eligible to give independent advice on the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder. Apart from normal advisory fees payable to us for our services to the Company in connection with the previous two engagements and this appointment, no arrangement exists whereby we shall receive any other fees or benefits from the Company, CSA International, CSAHC or any of their respective associates.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, facts and representations provided to us by the Company, and the opinions expressed by its management. We have assumed that all information, facts and representations contained or referred to in the Circular, and the information, facts and representations provided by the Company, and the opinions expressed by its management, are true, accurate and complete in all material respects as at the date of the Circular and that they may be relied upon in formulating our opinion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have also assumed that all views, opinions and statements of intention provided by the Directors, advisors and representatives of the Company have been arrived at after due and careful enquiries. The Directors have confirmed to us that no material facts have been withheld or omitted from the information supplied and opinions expressed. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view and to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Company and its management, nor have we conducted independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular misleading.

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Proposed Transactions, and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Proposed Transactions, we have considered the following principal factors and reasons:

1.	Background of the 2018-2019 Finance and Lease Service Framework Agreement

The Group has entered into the 2017 Aircraft Finance Lease Framework Agreement on 26 May 2017, which will expire on 31 December 2017. On 17 October 2017, the Company and CSA International entered into the 2018-2019 Finance and Lease Service Framework Agreement to (i) renew and extend the term of provision of finance lease services; (ii) extend the scope of assets to be introduced under finance lease services; and (iii) procure operating lease services in respect of aircraft and engines, for the period from 1 January 2018 to 31 December 2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Information of the Group and CSA International

(i)	Background of the Group

The Group is principally engaged in the business of civil aviation. According to the annual report of the Company for the year ended 31 December 2016 (the “2016 Annual Report”), the Group ranked first among all Chinese airlines in terms of its fleet, safety records, network and volume of passenger in 2016. The Group operates more than 2,000 daily flights to over 224 destinations in over 40 countries and regions around the world, providing up to 300,000 seats to the market. According to the interim report of the Company for the six months ended 30 June 2017 (the “2017 Interim Report”), the Group had a fleet of 717 passenger and cargo aircraft, of which 196 were under finance leases, 256 were under operating leases, and 265 were purchased and maintained an average fleet age of under 7 years as at 30 June 2017. As disclosed in the 2016 Annual Report, the Group plans to introduce a total of 86, 78, and 57 new aircraft in 2017, 2018, and 2019 respectively. By the end of the “13th Five-year Plan” period, the Group aims to develop into a large international airline with an extensive network and a fleet of exceeding 1,000 aircraft.

Set out below is a summary of the audited consolidated financial position of the Company as at 31 December 2016 and the unaudited consolidated financial position of the Company as at 30 June 2017, which were extracted from the 2016 Annual Report and the 2017 Interim Report respectively:

	As at	As at
	31 December 2016	30 June 2017
	RMB in millions	RMB in millions
	(audited)	(unaudited)

Assets
Non-current assets	186,678	188,812
Current assets	13,764	15,188

Total assets	200,442	204,000

Liabilities
Non-current liabilities	77,534	84,257
Current liabilities	67,932	62,187

Total liabilities	145,466	146,444

Equity
Net assets attributable to owners of the Company	43,456	45,355
Non-controlling interests	11,520	12,201

Total equity	54,976	57,556

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The total assets of the Group increased by approximately 1.8% to approximately RMB204,000 million as at 30 June 2017 from approximately RMB200,442 million as at 31 December 2016. The total liabilities of the Group increased from approximately RMB145,466 million to approximately RMB146,444 million as at 30 June 2017, representing an increase of approximately 0.7%. According to the 2017 Interim Report, the Group monitors its capital based on its debt ratio (measured as total liabilities divided by total assets), which was approximately 72.6% and 71.8% as at 31 December 2016 and 30 June 2017 respectively. The net assets of the Group amounted to approximately RMB57,556 million as at 30 June 2017, representing an increase of approximately 4.7% from approximately RMB54,976 million as at 31 December 2016.

As at 30 June 2017, total borrowings of the Group was approximately RMB46,399 million while total obligations of the Group under finance leases was approximately RMB61,902 million. The Group’s cash and cash equivalents was approximately RMB4,268 million as at 30 June 2017.

(ii)	Background of CSA International

CSA International is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

3.	Reasons for and benefits of the Proposed Transactions

(i)	Financing cost savings under the Finance Lease Transactions

According to the arrangement under the 2018-2019 Finance and Lease Service Framework Agreement, CSA International or its wholly-owned subsidiaries incorporated or to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC will act as the Lessor(s) for the purpose of the Proposed Transactions.

In respect of the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. The respective handling fee for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment would also be lower than the deductible value added tax in respect of the interest payments, which can help to reduce the financing costs of the Lessee(s). Through adopting the finance lease arrangement provided by CSA International under the Finance Lease Transactions, the maximum savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated to be approximately US$59.14 million and US$74.21 million for the year ending 31 December 2018 and 2019 respectively.

In April 2017, the Group introduced one Airbus A321 aircraft and one Airbus A330-300 aircraft under the A321 Finance Lease and the A330 Finance Lease, respectively, by adopting the finance lease arrangement provided by CSA Leasing Company. After deducting the handling fee payable to CSA Leasing Company, the Company would save approximately US$5 million (which is equivalent to approximately RMB33 million) in financing costs as compared to the secured loan with the same interest rates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, the Group has introduced 8 aircraft under the 2017 Aircraft Finance Lease Framework Agreement by adopting the finance lease arrangement provided by CSA International. After deducting the handling fee payable to CSA International, the Group would save approximately US$14.09 million (which is equivalent to approximately RMB93 million) in financing costs as compared to the secured loan with the same interest rates.

We are advised that the Company entered into the 2018-2019 Finance and Lease Service Framework Agreement with a view to extend the utilisation of such finance lease structure to enjoy further cost savings while continuing to execute the Company’s introduction plan for aircraft, Aircraft Related Assets and Aviation Related Equipment from 2018 to 2019.

(ii)	Broadening of financing and leasing channels to facilitate the business plan of the Group

The Group is principally engaged in the business of civil aviation. We noted from the 2016 Annual Report that the Group will continue to optimise its fleet structure in 2017 based on the market environment. As further disclosed in the 2016 Annual Report, the Group plans to introduce a total of 86, 78, and 57 new aircraft in 2017, 2018, and 2019 respectively, and by the end of the “13th Five-year Plan” period, the Group plans to develop into a large international airline with an extensive network and a fleet of exceeding 1,000 aircraft. We have discussed with the management of the Company and were given to understand that the availability of financing and leasing channels is vital for the Group to facilitate its expansion plan. In particular, the Group is currently of the opinion that China’s civil aviation is still at an important phase of development and will maintain rapid growth for a relatively long period.

According to “Current Aircraft Finance Market Outlook 2017” published by Boeing Capital Corporation in December 2016, aircraft finance markets are expected to remain strong in 2017 and continue providing airlines with a wide diversity of liquidity sources and structures in support of new airplane deliveries and refinancing activity. According to “Guidance Material and Best Practices for Aircraft Leases (4th Edition)” published by the International Air Transport Association in May 2017, the portion of worldwide fleet under operating lease arrangements is expected to increase as operating lease allows airlines to add aircraft to their fleet for a convenient period of time, without the economic risk of aircraft ownership. We noted from the previous annual reports of the Company that over 60% of the then fleet of the Group were held under finance leases and operating leases as at 31 December 2014, 2015 and 2016 respectively. In particular, aircraft held under finance leases represents approximately 30.4%, 29.7%, 29.1% of the then fleet, and aircraft held under operating leases represents approximately 32.2%, 33.9% and 34.8% of the then fleet, as at 31 December 2014, 2015 and 2016 respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We understand from the Company that, in respect of the aircraft, Aircraft Related Assets and Aviation Related Equipment to be introduced by the Group, the Company has been exploring alternative financing options such as bank borrowings and equity financing. Taking into account various factors including the generally less stringent application process and higher loan-to-value ratio offered by finance leasing as compared with traditional bank loans, and the potential dilution effect from equity financing, the Directors are of the view that it is beneficial for the Group to broaden its financing options by entering into the 2018-2019 Finance and Lease Service Framework Agreement with CSA International. We further understand from the Company that, besides reducing the pressure on the Group’s capital expenditure, operating lease arrangement also allows the Group to lower the risks associated with the depreciation of the leased assets and provides flexibility to the Group on the arrangement of its fleet capacity, thereby improving the asset management of the Group.

In addition, the entering into the 2018-2019 Finance and Lease Service Framework Agreement provides an additional option to the Group to conduct its finance leasing and operating leasing business on terms no less favourable than those of independent third parties, which can in turn help to enhance the bargaining power of the Group in fund sourcing and leasing, and hence the overall competiveness of the Group.

It should be noted that the 2018-2019 Finance and Lease Service Framework Agreement does not impose an obligation to the Group to procure the finance lease and/or operating lease services from CSA International. Whether the Company may finally mandate the finance lease and/or operating lease to CSA International depends on the prerequisite requirements as stated in the section headed “2. 2018-2019 Finance and Lease Service Framework Agreement” in the Letter from the Board.

In view of the above, we consider that the entering into of the 2018-2019 Finance and Lease Service Framework Agreement will help the Group to broaden its financing and leasing channels and provide additional flexibility to the Group to satisfy its need for introducing aircraft, Aircraft Related Assets and Aviation Related Equipment in an organised and cost-efficient manner.

(iii)	Resources of and relationship with CSA International

CSA International is a wholly-owned subsidiary of CSAHC, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission. Leveraging on the solid capital strength and the extensive network of CSAHC, it is believed that CSA International can secure sufficient sources of funding to conduct finance lease and operating lease transactions with the Company. Since the Company and CSA International are under common control of CSAHC, it is expected that smooth communication and cooperation between the two companies can help to maximise their mutual benefits. We were also given to understand that the management team members of CSA International possess extensive knowledge and experience in aircraft leasing and finance industries. The experience of the business team of CSA International can also help the Group to optimise the fleet structure through Operating Lease Transactions. Having reviewed the relevant licences of CSA International for operating in finance leasing and operating leasing business in the PRC and the profiles of the key management of CSA International as provided by the Company, we agree with the Directors that CSA International possesses the qualification and capability in engaging in large-scale aviation related finance lease and operating lease transactions and it is believed that, by developing better understanding to the Group’s operational needs, CSA International would be able to provide value-added services to the Group in a professional manner.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We agree with the management of the Company that the entering into of the 2018-2019 Finance and Lease Service Framework Agreement would allow the Group to further establish a long-term relationship with CSA International to receive high quality services and enhance its operational efficiency, which is favourable to the business development of the Group.

Based on the above, we are of the view that the entering into of the 2018-2019 Finance and Lease Service Framework Agreement is in the ordinary and usual course of business of the Group, and is in the interests of the Company and the Shareholders as a whole.

4.	Principal terms of the 2018-2019 Finance and Lease Service Framework Agreement

4.1	General Terms

Date	:	17 October 2017

Lessor(s)	:	CSA International or wholly-owned subsidiaries of CSA International which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone or other zones of the PRC for the purpose of the Proposed Transactions.

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company)

Effective term	:	From 1 January 2018 to 31 December 2019

Effectiveness and conditions	:	The 2018-2019 Finance and Lease Service Framework Agreement is effective upon execution by the parties and approval of the 2018-2019 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the EGM.

4.2	Finance Lease Transactions

The major terms of the Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Finance Lease Transactions	:	The Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment which comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2018 to 31 December 2019, subject to adjustment from time to time.

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The number of the Leased Aircraft will not be more than 41 and 46 for the two years ending 31 December 2018 and 31 December 2019, respectively.

The Company has signed aircraft purchase agreements with Airbus S.A.S. and Boeing Company in relation to the Leased Aircraft, which agreements have been negotiated and agreed independently and separately and has fulfilled the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

As for the Aircraft Related Assets and Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfil the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, Aircraft Related Assets and Aviation Related Equipment).

Rental fee/Interest rate	:	The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets, and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

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The rental fee, of which the principal portion is measured according to the equal-principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average-principal-plus-interests (average instalment for all the principal and interests) standard, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Aircraft Related Assets, Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder.

Prerequisites	:	The Company may mandate the finance lease arrangements for the aircraft, Aircraft Related Assets and Aviation Related Equipment to CSA International depending on the following prerequisites:

(1)	the stable operation of CSA International which has satisfied that (i) the registered capital of CSA International has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transactions; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA International’s qualification and ability in engaging in large-scale aircraft, Aircraft Related Assets and Aviation Related Equipment finance lease transactions;

(2)	the comprehensive costs (including the relevant rental fee plus handling fee with deducting other costs which would be saved according to favourable conditions such as deductible value added tax) regarding the financing proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes; and

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(3)	the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax, and the handling fee being lower than the deductible value added tax in respect of the interest payments, which helps the Lessee(s) reduce financing costs.

Handling fee	:	The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Aircraft Related Assets, and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price for such subject matter.

Implementation Agreements	:	To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2018-2019 Finance and Lease Service Framework Agreement.

The lease period of the subject matter under the 2018-2019 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft and Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 10 to 12 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be 5 years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, the handling fee in respect of the Leased Aircraft under the Finance Lease Transactions is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As the Aircraft Related Assets have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Aircraft Related Assets under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of 1.5% is determined after taking into account the relatively more complicated handling procedures due to the relatively larger handling volumes of certain equipment under the Aviation Related Equipment. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above under the item “Prerequisites”.

4.3	Operating Lease Transactions

The major terms of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft and engines in the Company’s introduction plan through operating lease from 1 January 2018 to 31 December 2019.

Rental fee	:	The rental fee will be further determined and agreed by the Company and CSA International with reference to the results of the Company’s requests for proposals or other bidding processes in respect of operating lease of aircraft and engines satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft and/or engines.

Prerequisites	:	The Company may mandate the operating lease arrangement for the aircraft and engines depending on the following prerequisites:

(1)	the aircraft and engines under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)	the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA International to the Company is not higher than those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes, with reference to the similar model and similar age for the aircraft in the domestic market and the similar the model for the engines in domestic market.

Ownership	:	During the lease period, the Lessor(s) have ownerships of the aircraft and engines and the Lessee(s) have the rights to use the aircraft and engines. Upon the expiry of the lease period, the Lessee(s) should return the aircraft and engines to the Lessor(s).

Implementation Agreements	:	To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft and engines, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2018-2019 Finance and Lease Service Framework Agreement.

Please refer to the section headed “2. 2018-2019 Finance and Lease Service Framework Agreement” in the Letter from the Board for the details of the terms of the Proposed Transactions under the 2018-2019 Finance and Lease Service Framework Agreement.

To assess the fairness and reasonableness of the terms of the Proposed Transactions, we have obtained and reviewed the 2018-2019 Finance and Lease Service Framework Agreement and further discussed with the Company in relation to the prerequisite requirements as stated above. In respect of Finance Lease Transactions, we understand that the Group will obtain and review at least three financing proposals submitted by independent third parties through requests for proposals or other bidding processes regarding the financing of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment and evaluate whether the comprehensive costs (including the relevant rental fee plus handling fee with deducting other costs which would be saved according to favourable conditions such as deductible value added tax) offered by the Lessor(s) are fair and reasonable and no less favourable to the Group than those offered by independent third parties before conducting the Finance Lease Transactions with the Lessor(s). In this regard, we have reviewed three transactions entered into between the Group and the Lessors pursuant to and during the term of the 2017 Aircraft Finance Lease Framework Agreement and compared the terms thereunder with the terms of three corresponding financing proposals submitted by independent third parties. We noted that the comprehensive costs charged by the Lessors were not higher than those offered by independent third parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In respect of Operating Lease Transactions, we understand that the Group will obtain and review at least three operating lease proposals submitted by independent third parties through requests for proposals or other bidding processes regarding the operating lease of aircraft and engines and evaluate whether the comprehensive cost (including the relevant rental fee plus any other charges) offered by the Lessor(s) are fair and reasonable and no less favourable to the Group than those offered by independent third parties before conducting the Operating Lease Transactions with the Lessor(s).

We also noted the 2018-2019 Finance and Lease Service Framework Agreement stipulates that the separate Finance Lease Agreement(s) and Operating Lease Agreement(s) to be entered into between the Lessee(s) and the Lessor(s) shall in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2018-2019 Finance and Lease Service Framework Agreement.

Additionally, in order to ensure that the Proposed Transactions will be conducted in accordance with the terms of the 2018-2019 Finance and Lease Service Framework Agreement, the Company has adopted internal control and risk management measures as the following:

•	The Company has formulated and adopted specific guidelines for its aircraft financing procurement (the “Aircraft Financing Procurement Guidelines”) which stipulates the procedures on selection of lessor(s) for aircraft finance lease transactions and the criteria to be met by qualfied bidders including (i) if the bidder is a domestic or overseas bank or financial institution, it should have the credit rating at Baa3 rated by Moody or BBB-rated by Standard & Poor’s or above; (ii) if the bidder is a finance lease company, the registered capital of such finance lease company should be more than RMB170 million or the equivalent amount in foreign currency; (iii) if the bidder is a finance lease company established under the approval by China Banking Regulatory Commission, it should comply with the relevant requirements of the capital adequacy ratio and customer concertration ratio; and (iv) if the bidder is a finance lease company established under the approval by Ministry of Commerce, the risk assets of such finance lease company should not be more than 10 times of its total net assets. From the previous aircraft finance lease transactions, the Company has had a pool of at least 20 qualified bidders meeting the creteria under the Aircraft Financing Procurement Guidelines. After obtaining the proposals submitted by the qualified bidders, a project review committee of the Company comprising members from the Finance Division and the Law & Standards Division of the Company will be formed to review and assess the proposals. In general, three steps, namely preliminary review, second negotiation review and service provider quality assessment will be involved in the review and assessment procedures by the project review committee, and the successful bidder will be determined with reference to the total scores assessed by the project review committee. Regarding the Finance Lease Transactions, if CSA International has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA International are no less favourable than those offered by independent third parties. The results of assessment by the project review committee will subsequently be reported to the senior management of the Company for final approval. In addition, the supervision department of the Company will undertake the functions of examination and supervision during the whole process to make sure the bidding and reviewing process is in compliance with the internal rules and pricing policy;

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•	For the finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment under the Finance Lease Transactions, the Company will comply with its internal guidance, including the abovementioned Aircraft Financing Procurement Guidelines;

•	In respect of the operating lease of aircraft and engines under the Operating Lease Transactions, the Company will comply with the internal procurement management rules, including aircraft purchase management implementation rules (provisional version) (the “Aircraft Purchase Management Implementation Rules”) which stipulate the procedures for aircraft purchase by the Group (including the operating lease of aircraft). For each operating lease project, the Strategic Planning & Investment Division of the Company will lead to establish the aircraft lease implementation team comprising members from Strategic Planning & Investment Division, Finance Division, Maintenance Engineering Division and Law & Standards Division of the Company. The aircraft lease implementation team will also formulate the project implementation plan (including but not limited to the proposal request letter and proposal evaluation plan) and form the project review committee. Afterwards, six steps, namely (i) sending out proposal request letter, (ii) evaluating proposals, (iii) reviewing the letter of intent, (iv) negotiating, submitting for approval and signing the letter of intent, (v) reviewing and negotiating the agreement, and (vi) signing the agreement, will be involved in the whole transaction process regarding the operating lease of aircraft. In particular, during the step of evaluating proposals, if CSA International has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA International are no less favourable than those offered by independent third parties. In addition, each department involved in the aircraft lease implementation team has the right to review and comment on the proposals, and they will make sure the process for Operating Lease Transactions is in compliance with the internal rules and pricing policy;

•	The Finance Division of the Company is responsible for monitoring the daily connected transactions of the Company and reporting to the audit committee of the Company and independent non-executive Directors on a quarterly basis. The Finance Division of the Company shall supervise the implementation agreements for Finance Lease Transactions and Operating Lease Transactions to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this circular and the terms of the 2018-2019 Finance and Lease Service Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the 2018-2019 Finance and Lease Service Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	The Law & Standards Division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the Proposed Transactions, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the 2018-2019 Finance and Lease Service Framework Agreement;

•	The Company Secretary Bureau of the Company is responsible for regular check on the implementation of the pricing polices and proposed annual caps as set out in the 2018-2019 Finance and Lease Service Framework Agreement;

•	The internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the 2018-2019 Finance and Lease Service Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•	The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into in the ordinary and usual course of business, on normal commercial terms, and in accordance with the 2018-2019 Finance and Lease Service Framework Agreement on terms that are fair and reasonable, and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report; and

•	the auditors of the Company will also conduct an annual review on the pricing and the annual cap of the Proposed Transactions.

We noted from the above that the Company has adopted a set of internal control measures to assign specific responsibilities to various designated departments of the Company in performing regular assessment and cross-checking on the terms of the Proposed Transactions in order to make sure that the Proposed Transactions will be conducted in accordance with the terms of the 2018-2019 Finance and Lease Service Framework Agreement.

We have obtained and reviewed the Aircraft Financing Procurement Guidelines which set out the procedures to be complied with when conducting finance lease transactions in respect of aircraft. We noted that, before entering into a Finance Lease Transaction, a specific project review committee of the Company comprising members from the Finance Division and the Law & Standards Division will be formed to review and assess the proposals submitted by the potential service providers, including their proposed terms and credentials. The result of such review will subsequently be reported to the senior management of the Company for final approval. As advised by the Company, the Company will comply with its internal guidance, including the Aircraft Financing Procurement Guidelines, when conducting Finance Lease Transactions in respect of the aircraft, Aircraft Related Assets and Aviation Related Equipment. Furthermore, we noted that the Aircraft Financing Procurement Guidelines includes a comprehensive scoring system for the assessment of service providers which assigns different scores to each of the selection criteria including but not limited to registered capital, capital adequacy, risk and customer concentration and credit rating. In respect of the Operating Lease Transactions, we have obtained and reviewed the Aircraft Purchase Management Implementation Rules which set out the procedures to be complied with when purchasing aircraft or conducting operating lease transactions in respect of aircraft. We noted that a specific project review committee of the Company will be formed by the aircraft lease implementation team comprising members from the Strategic Planning & Investment Division, the Finance Division, the Maintenance & Engineering Division and the Law & Standards Division to execute each of the operating lease projects, in particular, to evaluate the proposals submitted by the potential service providers and report the result to the senior management of the Company for approval. As advised by the Company, the Company will comply with the internal procurement management rules, including the Aircraft Purchase Management Implementation Rules, when conducting Operating Lease Transactions in respect of aircraft and engines. We also consider that the requirement to obtain at least three independent proposals from qualified independent third parties would allow the Group to obtain the then prevailing market terms of the finance lease and operating lease transactions in comparing the terms offered by CSA International.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we concur with the view of the Directors that the internal control and risk management measures of the Company can help to ensure that the Proposed Transactions will be conducted in accordance with the terms of the 2018-2019 Finance and Lease Service Framework Agreement and that the prerequisite requirements thereunder will enable the Proposed Transactions to be conducted on terms no less favourable to the Group than those offered by independent third parties.

As such, we are of the view that that terms of the 2018-2019 Finance and Lease Service Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

5.	The Proposed Caps

5.1	Finance Lease Transactions

The historical cap on an annual basis for the finance lease transactions under the A321 Finance Lease, A330 Finance Lease and 2017 Aircraft Finance Lease Framework Agreement is approximately US$1,309.1 million (or the equivalent amount in RMB) for the year ending 31 December 2017. As at the Latest Practicable Date, the total amounts payable under the A321 Finance Lease, A330 Finance Lease and 2017 Aircraft Finance Lease Framework Agreement were expected to be not more than approximately US$841.15 million (or the equivalent amount in RMB).

Under the Finance Lease Transactions, the Company determines the relevant annual cap (the “Proposed Finance Lease Annual Cap”) based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the finance lease of the Leased Aircraft shall not exceed half of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft scheduled to be introduced under the Company’s introduction plan from 2018 to 2019; (ii) the maximum aggregate transaction amount of the finance lease of the Leased Aircraft Related Assets shall not exceed 75% of all the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2018 to 2019; and (iii) the maximum aggregate transaction amount of the finance lease of the Leased Aviation Related Equipment shall not exceed the total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2018-2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Proposed Finance Lease Annual Cap is set out as below:

	For the year ending
	31 December 2018	31 December 2019
	US$ in millions	US$ in millions

Total rental fee (including principal and interest)	2,600	3,100
Handling fee	21	26

Proposed Finance Lease Annual Cap	2,621	3,126

The Proposed Finance Lease Annual Cap of US$2,621 million and US$3,126 million for the year ending 31 December 2018 and 2019 respectively represents the maximum aggregate amount payable by the Lessee(s) to the Lessor(s) throughout the lease period and is the sum of the rental fee, the handling fee and the buy-back fee as estimated by the Group. In particular, the rental fee payable under the Finance Lease Transactions equals to the sum of the principal and the interest payable in respect of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment. As confirmed with the management of the Company, the Proposed Finance Lease Annual Cap includes the buy-back fee which is considered negligible as compared to the base price of the relevant assets under the Finance Lease Transactions and therefore not shown in the above.

In order to assess the fairness and reasonableness of the Proposed Finance Lease Annual Cap, we have obtained from the Company computations which include the relevant aircraft, Aircraft Related Assets and Aviation Related Equipment scheduled or planned to be introduced under finance lease during the Relevant Period (individually the “Relevant Aircraft”, “Relevant Aircraft Related Assets” and “Relevant Aviation Related Equipment”, and collectively the “Relevant Finance Lease Assets”), the expected purchase amount of the Relevant Finance Lease Assets, together with the calculation of the rental fee (including the principal and interest payable) and handling fee with respect to the Relevant Finance Lease Assets. The principal portion of the rental fee represents the expected purchase amount of the Relevant Finance Lease Assets and the interest payable is derived by applying an annual interest rate to the principal amount throughout the expected lease period of each of the Relevant Finance Lease Assets. The handling fee, which is a one-off fee payable prior to the delivery of the Relevant Finance Lease Assets, is calculated based on a percentage of the principal amount.

We have performed a search of finance lease transactions announced by listed companies on the Stock Exchange since November 2016 based on the following selection criteria: (i) the finance lease transactions are conducted in the PRC; and (ii) the underlying assets are used in the principal businesses of the listed companies. To the best of our knowledge and as far as we are aware of, 14 reference cases were identified based on the aforesaid criteria (the “Reference Cases”), the details of which are set out in the table below. While the underlying assets of the Reference Cases are different from the Relevant Finance Lease Assets, we consider that the Reference Cases can provide a general reference for the relevant parameters such as interest rate, handling fee, and buy-back fee of recent finance lease transactions in the PRC for the purpose of comparing to those adopted in determining the Proposed Finance Lease Annual Cap. In particular, the Company has adopted the PBOC benchmark interest rate for RMB loan as the interest rate, a 1% or 1.5% rate as the as handling fee, and a nominal purchase price as the buy-back fee in calculating the Proposed Finance Lease Annual Cap, details of which are further discussed in the relevant sections below.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Stock code	Company name	Announcement date	Market capitalisation as at the announcement date	Lease assets	Lease period	Principal amount	Interest rate charged(1)		Handling fees in terms of percentage of principal amount		Buy-back fee
			(HKD millions)			(RMB millions)	(per annum)				(RMB)

182	Concord New Energy Group Limited	29/9/2017	3,124	(i) Machinery and equipment	(i) 12 years	(i) 230	PBOC rate	(2)	(i) 3.5%		1
				(ii) Construction equipment	(ii) 5 years	(ii) 20			(ii) 1.0%
182	Concord New Energy Group Limited	29/9/2017	3,124	Machinery and equipment	10 years	254	PBOC rate	(3)	3.0	%(4)	1,000
3300	China Glass Holdings Limited	29/8/2017	1,267	Machinery and equipment	3 years	150	4.75	%(5)	3.3	%(4)	100
182	Concord New Energy Group Limited	9/8/2017	2,863	Machinery and equipment	13 years	260	PBOC rate	(6)	4.2%		1
3300	China Glass Holdings Limited	1/8/2017	1,303	Machinery and equipment	3 years	65	5.95	%(5)	Not disclosed		1,000
3300	China Glass Holdings Limited	23/6/2017	1,303	Machinery and equipment	4 years	100	5.225	%(5)	4.0	%(4)	100
3300	China Glass Holdings Limited	15/6/2017	1,321	Machinery and equipment	3 years	75	5.95	%(5)	Not disclosed		1,000
182	Concord New Energy Group Limited	5/6/2017	3,090	Machinery and equipment	8 years	(i) 54	PBOC rate	(3)	3.0	%(4)	1,000
						(ii) 45
						(iii) 124
3300	China Glass Holdings Limited	18/5/2017	1,484	Machinery and equipment	3 years	180	5.95	%(5)	Not disclosed		1,000
1071	Huadian Power International Corporation Limited	10/5/2017	50,078	Equipment	Not disclosed	Not disclosed	Not higher than the PRC bank benchmark lending rate	(7)	Not disclosed		1
8348	Tianjin Binhai Teda Logistics (Group) Corporation Limited	28/4/2017	482	Logistics and supporting facilities	3 years	55	1.1 times of PBOC rate		2.2	%(4)	100
3323	China National Building Material Company Limited	21/4/2017	29,101	Not disclosed	3 years	3,000	PBOC rate plus 75 basis points		Not disclosed		Not disclosed
358	Jiangxi Copper Company Limited	14/2/2017	70,015	Not disclosed	Not disclosed	Not disclosed	Not higher than the PBOC rate	(8)	Not disclosed		Nominal or nil
451	GCL New Energy Holdings Limited	7/12/2016	3,124	Solar modules, equipment and installations	8 years	(i) 120	4.9	%(9)	4.8%		100
						(ii) 180

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Source: Website of the Stock Exchange, Bloomberg

Notes:

(1)	The PBOC rate refers to the benchmark interest rate for RMB loans as promulgated by the PBOC from time to time for the corresponding period of the respective lease term.

(2)	Interest rate was not disclosed in the relevant announcement. However, it was disclosed that the interest shall be adjusted with reference to the benchmark interest rate for RMB loans with a maturity (i) of above 5 years and (ii) between 1 to 5 years as promulgated by the PBOC from time to time.

(3)	Interest rate was not disclosed in the relevant announcement. However, it was disclosed that the interest is subject to annual adjustment with reference to the benchmark interest rate for RMB loans with maturity which is the same as the remaining lease period of the finance lease agreement as promulgated by the PBOC from time to time.

(4)	No handling fee was disclosed in the relevant announcement and a consultancy fee/service fee/business cooperation fee is payable to the lessor. Such fee has been adopted as handling fee in terms of percentage of principal amount in the above analysis.

(5)	It was disclosed in the relevant announcement that the interest rate was determined and may be adjusted with reference to the benchmark interest rate for RMB loans with the same maturity as the lease period as promulgated by the PBOC from time to time.

(6)	Interest rate was not disclosed in the relevant announcement. However, it was disclosed that the interest shall be adjusted with reference to the benchmark interest rate for RMB loans with a maturity of above 5 years as promulgated by the PBOC from time to time.

(7)	Interest rate was not disclosed in the relevant announcement. However, it was disclosed that the interest rate was determined at a rate which was not higher than the benchmark lending rate applicable to PRC banks for the same period and for the same term.

(8)	Interest rate is not disclosed in the relevant announcement. However, it was disclosed that the interest rate shall be determined at a rate which is not higher than the benchmark lending rate published by the PBOC for the same period.

(9)	It was disclosed in the relevant announcement that the interest rate represents the benchmark lending rate promulgated by the PBOC for an 8-year term and may be adjusted with reference to such rate from time to time.

(i)	Principal amount

With respect to the Relevant Aircraft, we noted that the principal amount was determined based on the expected purchase price upon delivery of the Relevant Aircraft. We have reviewed the Company’s previously published announcements in relation to the acquisition of the Relevant Aircraft (the “Previous Announcements”) and noted that the expected delivery timeline for each of the Relevant Aircraft as set out on the computation is within the delivery period set out on the Previous Announcements and the expected purchase price upon delivery is within the catalogue price level as disclosed on the Previous Announcements. We have discussed with the management of the Company and were given to understand that the difference between the catalogue price and the expected purchase price upon delivery in respect of each of the Relevant Aircraft mainly relates to the price concessions granted by the aircraft manufacturer(s) to the Company which are consistent with customary business and industry practise and the Company’s past transactions with the aircraft manufacturer(s).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With respect to the Relevant Aircraft Related Assets, we have discussed with the management of the Company and were given to understand that the principal amount of the simulators and engines were determined based on the purchase agreements signed by the Company with independent third party suppliers in respect of the relevant simulator or engine models. We further understand that the Company has not previously entered into any purchase agreements in respect of the particular helicopter models under the Relevant Aircraft Related Assets. As such, the principal amount of the helicopter were determined with reference to quotations of the relevant helicopter provided by independent third party suppliers. In this regard, we have obtained and reviewed three sample quotations provided by independent third party suppliers with respect to the relevant helicopter and noted that the quoted prices were consistent with the principal amount adopted in the computation. We have also obtained and reviewed three sample purchase agreements entered into between the Company and independent third party suppliers with respect to the relevant simulators and engines and noted that the purchase prices were consistent with the principal amounts adopted in the computation.

With respect to the Aviation Related Equipment, we have discussed with the management of the Company and were given to understand that the principal amount of the Relevant Aviation Related Equipment were determined based on (i) the Group’s budget for large-scale aviation material and special equipment (such as special vehicles, flight training equipment, high-value flight rotables, etc.) to be introduced at the Group’s airport hubs and branches across the country in the year 2018 and 2019; and (ii) the Group’s capital expenditure plans for special equipment (such as special vehicles, equipment for transport handling, security check, etc.) to be introduced at the Group’s second Beijing airport base project in the year 2018 and 2019. In particular, we understand from the Company that such budget for the year 2018 and 2019 were determined based on current year’s budget. We have obtained and reviewed the relevant budget for the current year and the capital expenditure plans for special equipment to be introduced at the Group’s second Beijing airport base project for the year 2018 and 2019 and noted that they were in line with the principal amounts adopted in the computation.

(ii)	Interest payable

With respect to the interest payable, we understand from the Company that the interest rate applied for the purpose of the computation of the interest payable for each of the Relevant Finance Lease Assets were determined with reference to the relevant benchmark interest rate as set by the People’s Bank of China. In particular, we understand that the PBOC benchmark interest rate for RMB loan with term over 5 years was applied for finance lease of the aircraft and Aircraft Related Assets, having considered the expected lease period of 10 to 12 years for the Leased Aircraft and Leased Aircraft Related Assets. As for the Aviation Related Equipment, the PBOC benchmark interest rate for RMB loan with term between 1 to 5 years was applied, having considered the expected lease period of 5 years for the Leased Aviation Related Equipment. According to the management of the Company, other than finance lease transactions in respect of aircraft, the Group has not previously conducted finance lease transactions in respect of other assets. We have obtained and reviewed four sample aircraft finance lease proposals submitted by independent third parties to the Group in 2017 (the “Sample Finance Lease Proposals”) and noted that the quoted interest rates were also determined with reference to such benchmark interest rate. We also noted from the Reference Cases that the applicable interest rate for finance lease arrangements conducted in the PRC are commonly determined with reference to the benchmark interest rate for loan as quoted by the People’s Bank of China from time to time.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	Lease period

With respect to the lease period, we understand from the management of the Company that the estimated useful life of the Relevant Finance Lease Assets is often considered in determining their relevant lease period for finance lease arrangement of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment and that such period normally does not exceed the estimated useful life of the Relevant Finance Lease Assets. We noted from the computation that a lease period of 12 years was applied to the aircraft and Aircraft Related Assets while a lease period of 5 years was applied to the Aviation Related Equipment, which is in line with the terms of the Finance Lease Transactions. As disclosed in the 2016 Annual Report under the Company’s accounting policy for depreciation of property, plant, and equipment, and as confirmed with the Company, the estimated useful lives of aircraft and engines range from 15 to 20 years while the estimated useful life of helicopter and simulators is 15 years. We further understand from the Company that, under the Company’s accounting policy, the estimated useful lives of the Aviation Related Equipment generally range from 3 to 15 years. We also noted from the Sample Finance Lease Proposals that the lease period was 10 years and from the 2016 Annual Report that the majority of the Company’s finance lease agreements in respect of aircraft and related equipment have terms of 10 to 15 years.

(iv)	Handling fee

With respect to the handling fee computation, we noted that a 1% rate is adopted for finance lease arrangement in respect of the aircraft and Aircraft Related Assets while a 1.5% rate is adopted for finance lease arrangement in respect of the Aviation Related Equipment, which is in line with the terms of the Finance Lease Transactions. We understand from the Company that the 1% handling fee rate in respect of the aircraft was determined with reference to the average handling fee rate from previous aircraft finance lease proposals received by the Company from independent third parties. As the Aircraft Related Assets are of similar nature to the aircraft, the same handling fee rate has been adopted for the Aircraft Related Assets. As for the Aviation Related Equipment, the 1.5% handling fee rate was determined after taking into account the relatively more complicated handling procedures due to the relatively larger handling volumes of certain equipment under the Aviation Related Equipment with relatively smaller individual principal amount. We noted from the Sample Finance Lease Proposals that the one-off handling fees quoted by the independent third party lessors were based on a percentage ranging from nil to 1.0% of the principal amount of the finance leases. Moreover, we noted from the Reference Cases that, for those cases which have disclosed the handling fee, such fee ranged from approximately 1.0% to 4.8% of the principal amount of the finance leases.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(v)	Buy-back fee

As for the buy-back fee, the Lessee(s) is entitled to purchase the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price upon the payment of the last instalment of the rental fee. We are advised by the management of the Company that it is common market practice for the buy-back fee to be determined at a nominal purchase price that is negligible as compared to the base price of the subject matter. In this regard, we noted from the Reference Cases that, for those which have disclosed the buy-back fee, it was common for the buy-back fee in respect of finance lease arrangement to be charged at a nominal price ranging from nil to RMB1,000. We also noted from the Sample Finance Lease Proposals that the buy-back fee quoted by the independent third party lessors ranged from nil to RMB10. As such, we are of the view that the buy-back fee is negligible as compared to the purchase price of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment.

Lastly, we noted that the Proposed Finance Lease Annual Cap (including the principal, interest payable and handling fee) of the aircraft represents approximately half of the aggregate amount (including the principal, interest payable and handling fee) of the Relevant Aircraft; (ii) the Proposed Finance Lease Annual Cap of the Aircraft Related Assets was approximately 75% of the aggregate amount of the Relevant Aircraft Related Assets; and (iii) Proposed Finance Lease Annual Cap of the Aviation Related Equipment did not exceed the aggregate amount of the Relevant Aviation Related Equipment, which were in line with the assumptions adopted by the Company in determining the Proposed Finance Lease Annual Cap.

Having considered the above, we are of the view that the Proposed Finance Lease Annual Cap and its bases of determination is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

5.2	Operating Lease Transactions

Under the Operating Lease Transactions, the Company determines the relevant annual cap (the “Proposed Operating Lease Annual Cap”) based on the estimated monthly rental fee of the aircraft and engines to be introduced under the Company’s introduction plan through operating leases for 2018 and 2019. For the monthly rental fee of the aircraft, the Company made reference to available market data on the current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee for aircraft is derived by multiplying the relevant current market value and lease rate factor of aircraft of similar model and age. For the monthly rental fee of the engines, the Company made reference to the monthly rental fee of engines of the same model from its previous operating lease transactions with independent third parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Proposed Operating Lease Annual Cap is set out as below:

	For the year ending
	31 December 2018	31 December 2019
	US$ in millions	US$ in millions

Proposed Operating Lease Annual Cap	150	240

The Proposed Operating Lease Annual Cap of US$150 million and US$240 million for the year ending 31 December 2018 and 2019 respectively represents the maximum annual rental fee payable by the Lessee(s) to the Lessor(s) in respect of the operating lease of the aircraft and engines as estimated by the Group.

In order to assess the fairness and reasonableness of the Proposed Operating Lease Annual Cap, we have obtained from the Company a computation which includes each of the aircraft and engine expected to be leased under operating lease during the Relevant Period (individually, the “Relevant Operating Lease Aircraft” and “Relevant Operating Lease Engines”, and collectively, the “Relevant Operating Lease Assets”), the expected lease commencement date and the number of leasing months, together with the calculation of the monthly rental fee with respect to each of the Relevant Operating Lease Assets. In particular, the monthly rental fee in respect of the Relevant Operating Lease Aircraft is derived by multiplying the relevant current market value of each Relevant Operating Lease Aircraft by a lease rate factor. We understand from the Company that the current market value of the Relevant Operating Lease Aircraft adopted under the computation was determined with reference to the current market value of the relevant aircraft of similar model and age as quoted from “The AVITAS BlueBook of Jet Aircraft Values” published by Avitas Inc., an international aviation consulting firm and aircraft expert advisor, in the second half of 2016 (the “Avitas Report”), which is the latest publication available to the Company. We have obtained and reviewed the Avitas Report and noted that the quoted current market value of the relevant aircraft of similar model and age is consistent with that adopted in the computation. In respect of the lease rate factor, we have discussed with the Company and were given to understand that the lease rate factor represents the lease rate as a percentage ratio over the current market value. We have obtained and reviewed a publication containing a range of current market values and lease rates of commonly traded aircraft as of September 2017 by the International Bureau of Aviation, an international independent aviation consultancy providing advisory and commercial aviation intelligence (the “IBA Publication”). We have selected four sample aircraft of different models and/or age which range from 0 to 14 years old from the computation (the “Sample Aircraft”). We have referred to the IBA Publication for the specific aircraft model and age corresponding to the Sample Aircraft and compared the respective current market values and lease rate factors from the IBA Publication to those adopted in the computation and noted that the adopted lease rate factors of the Sample Aircraft falls within the range of the lease rate factors for the corresponding aircraft model with similar age from the IBA Publication. Furthermore, we noted that the current market values of the Sample Aircraft adopted in the computation were generally in line with the current market values of the corresponding aircraft model with similar age from the IBA Publication and the Avitas Report.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As for the monthly rental fee of the Relevant Operating Lease Engines, we understand that the Company expects the Operating Lease Transactions will only involve one model of engine. We have obtained an operating lease agreement entered into between the Group and an independent third party and noted that the monthly rental fee charged for the relevant engine model is in line with that adopted in the computation.

Having considered the above, we are of the view that the Proposed Operating Lease Annual Cap and its bases of determination is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATIONS

Having considered the above principal factors and reasons, we are of the opinion that the transactions under the 2018-2019 Finance and Lease Service Framework Agreement are in the ordinary and usual course of business of the Company and on normal commercial terms, and the terms of the 2018-2019 Finance and Lease Service Framework Agreement (including the proposed annual caps) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the relevant resolution to be proposed at the EGM to approve the transactions under the 2018-2019 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder.

Yours faithfully,

For and on behalf of

Challenge Capital Management Limited

Jackson Woo	Wilson Fok
Managing Director	Managing Director

Mr. Jackson Woo is a licensed person registered with the SFC to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and have over 10 years of experience in corporate finance.

Mr. Wilson Fok is a licensed person registered with the SFC to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and has over 10 years of experience in corporate finance.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for six months ended 30 June 2017 and each of the three years ended 31 December 2016, 2015 and 2014 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	interim report of the Company for the six months ended 30 June 2017 published on 14 September 2017 (pages 62-93)

http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0914/LTN20170914511.pdf

•	annual report of the Company for the year ended 31 December 2016 published on 27 April 2017 (pages 132-231);

http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0427/LTN201704271358.pdf

•	annual report of the Company for the year ended 31 December 2015 published on 29 April 2016 (pages 122-204); and

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0429/LTN20160429593.pdf

•	annual report of the Company for the year ended 31 December 2014 published on 22 April 2015 (pages 112-200).

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0422/LTN201504221086.pdf

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	INDEBTEDNESS

At the close of business on 31 August 2017, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

RMB (Million)

Bank loans and other loans
Unsecured loans	23,885
Secured loans	815

Total	24,700

Obligations under finance leases
Secured obligations under finance leases without guarantee	62,759
Secured obligations under finance leases with guarantee	15

Total	62,774

Unsecured corporate bond	13,000

RMB (Million)

Unsecured medium-term notes	4,694

Unsecured ultra-short-term financing bills	1,000

Guarantees provided
Personal bank loans for pilot trainees	377

At 31 August 2017, bank and other loans of the Group of approximately RMB550 million were secured by certain aircraft with a carrying amount of RMB1,333 million. Bank and other loans of the Group of approximately RMB265 million were secured by certain land use right of RMB78 million and investment property of RMB32 million. Obligations under finance leases were secured by the relevant leased aircraft with a carrying amount of RMB75,942 million. In addition, obligations under finance leases of approximately RMB15 million were guaranteed by certain banks.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, bank loans and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 31 August 2017.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 31 August 2017.

3.	EFFECT

Under the Finance Lease Transactions, the Leased Aircraft, the Leased Aircraft Related Assets and the Aviation Related Equipment will be recorded as fixed assets of the Company and the principal amount of the Finance Lease Transactions will be recorded as long-term liabilities of the Company. The consideration for the purchase of aircraft may be funded through the loans from banks and partly financed by internal fund of the Company. Using a finance lease structure under the Finance Lease Transactions may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Finance Lease Transactions is paid monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, the Leased Aircraft Related Assets and the Aviation Related Equipment and concluding on the date of the last payment for such subject matters, it is not expected to have a substantial impact on the Company’s cash flow position or its business operations.

In addition, under the Operating Lease Transactions, as the rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft and/or engines, it is not expected to have a substantial impact on the Company’s cash flow position or its business operations.

Therefore, the Proposed Transactions will not add immediate financial burden to the Company, and the Proposed Transactions are not expected to result in a material impact on the earnings and net assets of the Group.

4.	MATERIAL ADVERSE CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2016 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, and considering the effect of the Proposed Transactions, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for the Group’s requirement for at least 12 months from the date of this circular.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 to the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX II	GENERAL INFORMATION

							% of the
							total issued
					% of the	% of the	share capital
		Type of	Number of		total issued	total issued	of the
Name of shareholder	Capacity	Share	Shares held		A Shares	H Shares	Company

CSAHC (Note 1)	Beneficial owner	A Share	4,039,228,665	(L)	57.52%	–	40.04%
	Interest in controlled corporation	H Share	1,064,770,000	(L)	–	34.73%	10.55%
		Total	5,103,998,665	(L)	–	–	50.59%

Nan Lung Holding Limited (“Nan Lung”) (Note 1)	Beneficial Owner	H Share	1,064,770,000	(L)	–	34.73%	10.55%
	Interest in controlled corporation

American Airlines Group Inc. (Note 2)	Interest in controlled corporation	H Shares	270,606,272	(L)	–	8.83%	2.68%

Note:

1.	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

2.	American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines, Inc.

3.	As at the Latest Practicable Date, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang and Mr. Yuan Xin An were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

APPENDIX II	GENERAL INFORMATION

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2016, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 44, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Bureau since December 2009.

(b)	The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

APPENDIX II	GENERAL INFORMATION

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

8.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification

Challenge Capital Management Limited	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, Challenge Capital had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Challenge Capital was not interested, directly or indirectly, in any assets which had since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Challenge Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter on the same date and references to its name in the form and context in which it appears.

9.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	An insurance business platform cooperation framework agreement (the “Cooperation Framework Agreement”) dated 19 November 2015 between the Company and the Finance Company on the sale of aviation insurance for two years from 1 January 2015 to 31 December 2016. Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorise the Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The annual cap for the Cooperation Framework Agreement was set at RMB40 million and RMB60 million for each of the two years ending 31 December 2016, respectively.

APPENDIX II	GENERAL INFORMATION

(b)	A supplemental agreement dated 8 December 2015 to the Share Transfer Agreement, pursuant to which the parties agreed to adjust the consideration from RMB586,666,667 to RMB626,666,667 so as to reflect the profit attribution arrangement.

(c)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 1”) dated 17 December 2015 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737NG series aircraft and 50 B737MAX series aircraft. The catalogue price of each Boeing B737NG series aircraft and B737MAX is priced about US$81.16 million and US$96.07 million.

(d)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 2”) dated 17 December 2015 between Xiamen Airlines Company Limited (the “Xiamen Airlines”) and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 30 B737MAX series aircraft. The catalogue price of one Boeing B737MAX is priced about US$96.07 million.

(e)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 3”) dated 23 December 2015 between the Company and Airbus S.A.S, pursuant to which the Company agreed to acquire and Airbus S.A.S agreed to sell 10 Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is priced about US$227.36 million.

(f)	A share transfer agreement dated 2 February 2016 between the Company and CSAHC, pursuant to which the Company agreed to purchase and CSAHC agreed to sell 100% equity interests in Southern Airlines (Group) Import and Export Trading Company at the consideration of RMB400,570,400.

(g)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 4”) dated 26 April 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 10 B737-800 aircraft. The catalogue price of one Boeing B737-800 is priced about US$85.06 million.

(h)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 5”) dated 27 July 2016 between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 6 B787-9 aircraft. The catalogue price of one Boeing B787-9 is priced about US$230 million.

(i)	A financial services framework agreement (the “Financial Services Framework Agreement”) dated 26 August 2016 between the Company and Southern Airlines Group Finance Company Limited (the “Finance Company”), a non-wholly-owned subsidiary of CSAHC which is owned as to approximately 66% by CSAHC and its wholly-owned subsidiary and 34% by the Company together with its four subsidiaries, pursuant to which the Finance Company agreed to provide various financial services to the Group for a period of three years, while the Group also agreed to provide insurance business platform services to the Finance Company. The maximum daily balance of deposits (including the corresponding interests thereon) placed by the Group at any time during the life of the Financial Services Framework Agreement shall not exceed the cap which is set at RMB8 billion on any given day. In respect of the other financial services to be provided by the Finance Company to the Group, the total fees payable by the Group to the Finance Company shall not exceed RMB5 million for each of the three years ending 31 December 2019. The services fees to be charged by the Group for the integrated insurance business platform services shall not exceed RMB68.60 million, RMB79.35 million and RMB91.67 million for each of the three years ending 31 December 2019, respectively.

APPENDIX II	GENERAL INFORMATION

(j)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 6”) dated 12 October 2016 between the Company and Boeing, pursuant to which the Company agreed to acquire and Boeing agreed to sell 12 B787-9 aircraft. The catalogue price of each Boeing B787-9 aircraft is priced about US$271 million.

(k)	A sale and purchase agreement dated 15 December 2016 between Hainan Branch of the Company (as the purchaser) and China Southern Air Sanya Property Development Co., Ltd (as the vendor), under which the Company agreed to purchase a property at the total consideration of RMB56,089,800 (equivalent to HK$64,953,591). The property includes whole 4th floor of China Southern Air Sanya Headquarter Building located at No.360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2,123.5 square meters.

(l)	A passenger and cargo sales and ground services framework agreement dated 16 December 2016 (the “Passenger and Cargo Sales and Ground Services Framework Agreement”) entered into between the Company and China Southern Airlines Group Ground Services Co., Ltd. (“GSC”), a wholly-owned subsidiary of CSAHC, pursuant to which GSC agreed to provide certain services and charge agent service fees while the Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to the Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) Import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of the Company. The maximum annual aggregate amount of the services fee payable by the Company to GSC under the Passenger and Cargo Sales and Ground Services Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB270 million, RMB330 million and RMB400 million, respectively.

(m)	A property and land lease framework agreement (the “Property and Land Lease Framework Agreement”) dated 16 December 2016 between the Company and CSAHC, pursuant to which CSAHC agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB130 million.

APPENDIX II	GENERAL INFORMATION

(n)	A capital increase agreement dated 23 December 2016 entered into by the Company, CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited (“Nanland Company”), under which each party agreed that each of the Company and CSAHC can increase the capital of Finance Company, up to RMB500 million in total. RMB348,597,550 of such capital increase will be used to increase the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of Finance Company. Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company (non-wholly owned subsidiary of the Company) agreed to waive their rights to make capital contributions.

(o)	A share subscription agreement dated 27 March 2017 between the Company and American Airlines, Inc. (the “Subscriber”), pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 new H Shares, at the subscription price of HK$1,553.28 million.

(p)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 7”) dated 26 April 2017 between the Company and Airbus S.A.S., pursuant to which the Company agreed to acquire and Airbus S.A.S. agreed to sell 20 A350-900 aircraft. The catalogue price of each A350-900 aircraft is priced about US$289.9 million.

(q)	A finance lease agreement (“A321 Finance Lease Agreement”) dated 27 April 2017 between the Company and Guangzhou Nansha CSA Tianru Leasing Co., Ltd. (“CSA Leasing Company”), pursuant to which CSA Leasing Company agreed to provide finance leasing service to the Company in relation to one Airbus A321 aircraft. The total rental fee and handling fee for the A321 Finance Lease Agreement shall not exceed US$80,293,150.

(r)	A finance lease agreement (“A330 Finance Lease Agreement”) dated 27 April 2017 between the Company and CSA Leasing Company, pursuant to which CSA Leasing Company agreed to provide finance leasing service to the Company in relation to one Airbus A330 aircraft. The total rental fee and handling fee for the A330 Finance Lease Agreement shall not exceed US$170,634,700.

(s)	An aircraft finance lease framework agreement dated 26 May 2017 between the Company and CSA International Finance Leasing Co., Ltd. (“CSA International”), pursuant to which CSA International agreed to provide finance leasing service to the Company in relation to certain aircraft for the year ending 31 December 2017. The proposed cap on an annual basis shall not exceed US$1,309.1 million.

(t)	An A share subscription agreement (“A Share Subscription Agreement”) dated 26 June 2017 between the Company and CSAHC, pursuant to which CSAHC agrees to subscribe for, and the Company agrees to issue no less than 31% of the new A Shares at the subscription price to be determined according to certain mechanisms.

APPENDIX II	GENERAL INFORMATION

(u)	A supplement agreement I to the A Share Subscription Agreement dated 19 September 2017 between the Company and CSAHC, pursuant to which the A Share Subscription Agreement is amended to reflect the amendments of certain clauses.

(v)	A H share subscription agreement dated 26 June 2017 and entered into between Nan Lung and the Company under which Nan Lung agrees to subscribe for, and the Company agrees to issue not more than 590,000,000 new H Shares (including 590,000,000 H Shares) at the subscription price of not less than HK$6.27 per new H Share (subject to adjustments). On 19 September 2017, the number of H Shares and the subscription price have been approved to be adjusted to not more than 600,925,925 H Shares (including 600,925,925 H Shares) and HK$6.156, respectively, pursuant to the Company’s implementation of the 2016 profit distribution.

(w)	2018-2019 Finance and Lease Service Framework Agreement.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 9 November 2017:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix;

(c)	the letter from Challenge Capital and its consent letter; and

(d)	the 2016 and 2015 Annual Reports.

The Company has applied a waiver for the Acquisition from strict compliance with Rule 14.58(4), Rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2, Aircraft Acquisition Agreement 3, Aircraft Acquisition Agreement 4, Aircraft Acquisition Agreement 5, Aircraft Acquisition Agreement 6 and Aircraft Acquisition Agreement 7 will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EGM

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2017 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 20 December 2017 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 26 October 2017 (the “Circular”):

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as ordinary resolution:

1.	To consider and approve the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA International Finance Leasing Co., Ltd.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

26 October 2017

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

NOTICE OF EGM

Notes:

1.	Persons who are entitled to attend the EGM

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, on Monday, 20 November 2017 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.	Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Thursday, 30 November 2017, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM as Attachment A.

b.	When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Friday, 17 November 2017.

d.	20 November 2017 to 20 December 2017 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. Proxies of a holder of A Shares who has appointed more than one proxy may only vote on a poll.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notices of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

NOTICE OF EGM

4.	Miscellaneous

a.	The EGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8611 4989, (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Deng Ping and Xiao Nan

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.